Exhibit 99.1

Mountain Province Diamonds Announces Results of Annual General & Special Meeting of Shareholders

Shares Issued and Outstanding: 160,173,833
TSX and NASDAQ: MPVD

TORONTO and NEW YORK, April 5, 2017 /CNW/ - Mountain Province Diamonds Inc. ("Mountain Province", the "Company") (TSX and NASDAQ: MPVD) is pleased to announce that the nominees listed in the management proxy circular for the 2017 Annual General & Special Meeting of Shareholders ("Annual Meeting") were elected as directors of the Company.  Detailed results of the vote for the election of directors held at the Annual Meeting in Vancouver on April 4, 2017 are set out below.

Nominee	Votes For	% For	Votes Withheld	% Withheld
Jonathan Comerford	66,780,552	99.26	497,363	0.74
Patrick Evans	65,966,089	98.05	1,311,826	1.95
Bruce Dresner	66,741,758	99.20	536,157	0.80
Peeyush Varshney	57,696,689	85.76	9,581,226	14.24
Carl Verley	66,597,626	98.99	680,289	1.01
David Whittle	66,484,998	98.82	792,917	1.18
Karen Goracke	66,713,634	99.16	564,281	0.84

At the Annual Meeting, KPMG LLP were re-appointed as auditor of the Company at remuneration to be fixed by the directors.  Shareholders also authorized the Board of the Corporation by special resolution to determine from time to time the number of directors of the Corporation, subject to the Articles and applicable law.

Mountain Province Diamonds is a 49% participant with De Beers Canada in the Gahcho Kué diamond mine located in Canada's Northwest Territories.  Gahcho Kué consists of a cluster of four diamondiferous kimberlites, three of which have a probable mineral reserve of 34.88 million tonnes grading 1.57 carats per tonne for total diamond content of 54.64 million carats.

The Gahcho Kué Project is the world's largest and highest grade new diamond mine. A 2014 NI 43-101 feasibility study report filed by Mountain Province (available on SEDAR) indicates that the Gahcho Kué project has an IRR of 32.6%.

Qualified Person
This news release has been prepared under the supervision of Carl G. Verley, P.Geo., who serves as the qualified person under National Instrument 43-101.

Forward-Looking Statements
Cautionary Statement: This news release contains forward-looking statements under applicable Canadian and US securities regulations and legislation in which Mountain Province discusses its potential future performance. Forward-looking statements are all statements other than statements of historical facts, such as projections or expectations relating to ore grades and processing rates, production and sales volumes, cash costs, operating cash flows, capital expenditures, debt management initiatives, exploration efforts and results, development and production activities and costs, liquidity, tax rates, the impact of diamond price changes, reserve estimates, and future dividend payments. The words "anticipates," "may," "can," "plans," "believes," "estimates," "expects," "projects," "targets," "intends," "likely," "will," "should," "to be", "potential" and any similar expressions are intended to identify those assertions as forward-looking statements. Under its current project finance facility Mountain Province is not permitted to pay dividends on common stock unless and until obligations under the facility have been satisfied. The declaration of dividends is at the discretion of Mountain Province's Board of Directors, subject to restrictions under the Company's project finance facility, and will depend on Mountain Province's financial results, cash requirements, future prospects, and other factors deemed relevant by the Board.

Mountain Province cautions readers that forward-looking statements are not guarantees of future performance and actual results may differ materially from those anticipated, projected or assumed in the forward-looking statements. Important factors that can cause Mountain Province's actual results to differ materially from those anticipated in the forward-looking statements include supply of and demand for, and prices of, diamonds, mine commissioning, mining sequencing, production rates, cash flow, industry risks, regulatory changes, political risks, labor relations, weather- and climate-related risks, environmental risks and other risk factors.

Investors are cautioned that many of the assumptions upon which Mountain Province's forward-looking statements are based are likely to change after the forward-looking statements are made, including for example diamond prices, which Mountain Province cannot control, and production volumes and costs, some aspects of which Mountain Province may not be able to control. Further, Mountain Province may make changes to its business plans that could affect its results. Mountain Province disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

SOURCE Mountain Province Diamonds Inc.

To view the original version on PR Newswire, visit: http://www.newswire.ca/en/releases/archive/April2017/05/c7366.html

%CIK: 0001004530

For further information: Mountain Province Diamonds Inc., Patrick Evans, President and CEO, 161 Bay Street, Suite 1410, Toronto, Ontario M5J 2S1, Phone: (416) 361-3562, E-mail: info@mountainprovince.com, www.mountainprovince.com

CO: Mountain Province Diamonds Inc.

CNW 21:31e 05-APR-17